FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2009

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange and the National Securities Commission of Argentina, dated May 5, 2009, regarding the financial statements for the three month period ended March 31, 2009

2	Letter to the Buenos Aires Stock Exchange, dated May 5, 2009, regarding the payment of a cash dividend of AR$ 6.30 per share with no class distinction

TRANSLATION

Item 1

Buenos Aires, May 5, 2009

To the

Buenos Aires Stock Exchange

National Securities Commission of Argentina

Ref.:    Financial Statements as of 03/31/2009

In order to fulfill the requirements of Article No. 63 of the Buenos Aires Stock Exchange Rules, we inform you that YPF S.A.’s Board of Directors approved, at its meeting held on May 5, 2009, the financial statements for the three month period ended March 31, 2009. Relevant information from such financials statements of YPF S.A. follows.

Statement of Income (1) (in millions of pesos - Prevailing exchange rate Ps. 3.72 = US$ 1)

Net income before income tax	848
Income tax	(338)

Net income for the Three month period ended March 31, 2009	510

Detail of Shareholders’ Equity as of 03/31/2009 (1) (in millions of pesos)

Shareholders’ contributions:
Subscribed capital	3,933
Adjustment to contributions	7,281
Issuance premiums	640

Total Shareholders’ contributions		11,854
Legal reserve		2,224
Deferred earnings		(238)
Reserve for future dividends		1,505
Unappropriated retained earnings		5,475

Total Shareholders’ Equity		20,820

(1)	Amounts in accordance with Argentine GAAP

It is important to consider the following highlights during the three month period ended March 31, 2009:

•	Consolidated investments in fixed assets amounted to Ps. 1,136 million.

•	Exports amounted to Ps. 1,173 million after hydrocarbon export withholdings.

•	Taxes, contributions and royalties payable to the National Government and the Provinces amounted to Ps. 4,007 million.

TRANSLATION

Subsection o)-Shares owned by the parent group

As of March 31, 2009, the parent group of YPF S.A. owned 330,940,230 Class D shares, representing 84.14% of the capital stock.

Subsection p)-Shares with rights to securities representing debt convertible into shares and/or purchase options over company shares, corresponding to ownership of the shareholder or parent group

None.

Subsection q)-Parent shareholder of the company:

Repsol YPF, S.A. with legal domicile established at Paseo de la Castellana 278, 28046 Madrid, Spain.

Sincerely yours,

IGNACIO C. MORAN
Market relations officer

TRANSLATION

Item 2

Buenos Aires, May 5, 2009

To the

Buenos Aires Stock Exchange

The purpose of this letter is to comply with the requirements of the Regulations of the Buenos Aires Stock Exchange, Article 23, section 3).

The Board of Directors meeting held on May 5, 2009 adopted the payment of a cash dividend of AR$ 6.30 per share with no class distinction. Such dividend shall be paid to all shareholders on May 12, 2009, or on any subsequent date due to the application of the rules governing the jurisdiction where YPF S.A.’s shares are listed. The exchange rate to be used for payment of ADRs and for shareholders domiciled abroad shall be that of the United States dollar in the free exchange market (the selling rate) forty-eight hours before the date the dividends shall be made available in the Republic of Argentina.

Sincerely yours,

IGNACIO C. MORAN
Market relations officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date:	May 6, 2009	By:	/s/ Ignacio C. Moran
		Name:	Ignacio C. Moran
		Title:	Chief Financial Officer